Exhibit (a)(5)(a)

Contact:
DOV Pharmaceutical, Inc.
Investor Relations and Corporate Communications
(732) 907-3600

DOV Pharmaceutical Provides Company Notice Regarding Offer to Repurchase 2.50%
Convertible Subordinated Debentures Due 2025
Offer to Repurchase Required by Indenture Governing Debentures
Due to NASDAQ Global Market Delisting

SOMERSET, NJ, Nov. 9, 2006 - DOV Pharmaceutical, Inc. (PS: DOVP.PK) today announced that, as required by the Indenture (the “Indenture”) dated as of December 22, 2004 by and between DOV and Wells Fargo Bank, National Association, as Trustee (“Wells Fargo”), it is providing notice of its offer to repurchase to all holders of its 2.50% Convertible Subordinated Debentures due January 15, 2025 (the “Debentures”). DOV is obligated to provide this notice as a result of the delisting of its common stock from The NASDAQ Global Market on October 27, 2006. The delisting of DOV’s common stock from The NASDAQ Global Market constituted a “fundamental change” under the Indenture governing the Debentures. As a result, DOV is obligated under the Indenture to make an offer to repurchase to all holders of its Debentures. There are currently $70 million in aggregate principal amount of Debentures outstanding.

Holders of the Debentures have the right (the “Option”), beginning as of November 10, 2006, to surrender their Debentures for cash as contemplated by the Indenture. Each holder of Debentures has the right to require DOV to repurchase on January 2, 2007 all or any part of such holder’s Debentures at a price equal to $1,012.50 per $1,000 of principal amount at maturity, which amount includes interest accrued but not yet paid, calculated in accordance with the Indenture. If all outstanding Debentures are surrendered for repurchase, the aggregate cash purchase price will be approximately $70.9 million.

As set forth in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2006, DOV has approximately $47.3 million in cash, cash equivalents and marketable securities that are not subject to restrictions on use, accounts payable and accrued expenses of approximately $12.1 million and $70 million in aggregate principal amount of the Debentures. DOV cannot predict the number of holders of Debentures that will exercise their Option. DOV does not presently have the capital necessary to repurchase all or a significant portion of the Debentures if holders of all or a significant portion of the Debentures exercise their Option. If DOV fails to pay for all Debentures tendered to it for repurchase, an event of default will occur under the Indenture. DOV currently has no commitments or arrangements for any financing; however it continues to explore a variety of initiatives to address its current capital structure issues and improve its liquidity position. The company has retained Houlihan Lokey Howard & Zukin Capital, Inc. to serve as its financial advisor to assist with its evaluation of strategic alternatives and restructuring efforts with respect to the Debentures. If DOV is unable to raise sufficient funds to repurchase all Debentures tendered to it upon exercise of the Option or if it is unable to restructure its obligations under the Debentures, it may be forced to seek protection under the United States bankruptcy laws.

150 Pierce Street, Somerset, NJ 08873 (732) 907-3600; (732) 907-3799-fax

Exhibit (a)(5)(a)

In order to surrender Debentures for repurchase, a holder of Debentures must deliver a repurchase notice to Wells Fargo, as Trustee under the Indenture and paying agent for the repurchase of the Debentures, before the expiration of the Option (which will occur immediately following 5:00 p.m. New York City time on January 2, 2007). Holders of Debentures complying with the transmittal procedures of The Depository Trust Company need not submit a physical repurchase notice to Wells Fargo. Holders may withdraw any Debentures previously surrendered for repurchase at any time before the expiration of the Option.

The Debentures are convertible (at any time prior to the close of business on the business day immediately preceding the date of the Debentures’ stated maturity) into 43.9560 shares of DOV’s common stock, par value $0.0001 per share, per $1,000 principal amount at maturity of Debentures, subject to adjustment under certain circumstances. Debentures as to which a repurchase notice has been given may be converted into shares of DOV’s common stock at any time before the close of business on January 2, 2007 only if the applicable repurchase notice has been withdrawn in accordance with the terms of the indenture.

In the event DOV is unable to repurchase all Debentures tendered to it in response to the Option, such failure to repurchase will constitute an event of default under the Indenture governing the Debentures and all Debentures will remain outstanding.

DOV will file a Tender Offer Statement on Schedule TO with the Securities and Exchange Commission later today. DOV will make available to Debenture holders, through The Depository Trust Company, documents, including the Company Notice, specifying the terms, conditions and procedures for surrendering and withdrawing Debentures for repurchase. Debenture holders are encouraged to read these documents carefully before making any decision with respect to the surrender of Debentures, because these documents contain important information regarding the details of DOV’s obligation to repurchase the Debentures. A copy of the Company Notice and related documents may be obtained by contacting DOV at the number above.

This release is for informational purposes only and is neither an offer to repurchase nor a solicitation of an offer to sell the Debentures. The offer to repurchase the Debentures is only being made pursuant to the Company Notice and related documents that DOV is distributing to holders of Debentures. The offer to repurchase is not being made to holders of Debentures in any jurisdiction in which the making or acceptance thereof would not be in compliance with the securities, blue sky or other laws of such jurisdiction.

About DOV

DOV is a biopharmaceutical company focused on the discovery, acquisition and development of novel drug candidates for central nervous system disorders. The Company’s product candidates address some of the largest pharmaceutical markets in the world including depression, pain and insomnia.

150 Pierce Street, Somerset, NJ 08873 (732) 907-3600; (732) 907-3799-fax

Exhibit (a)(5)(a)

Cautionary Note

Statements in this press release that are not historical facts constitute forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act, each as amended, including statements regarding our expectations with respect to the progress of and level of expenses for our clinical trial programs. You can also identify forward-looking statements by the following words: may, will, should, expect, intend, plan, anticipate, believe, estimate, predict, potential, continue or the negative of these terms or other comparable terminology. We caution you that forward-looking statements are inherently uncertain and are simply point-in-time estimates based on a combination of facts and factors currently known by us about which we cannot be certain or even relatively confident. Actual results or events will surely differ and may differ materially from our forward-looking statements as a result of many factors, some of which we may not be able to predict or may not be within our control. Such factors may also materially adversely affect our ability to achieve our objectives and to successfully develop and commercialize our product candidates, including our ability to:

•	negotiate with our bond holders;

•	raise substantial additional capital in order to repurchase debentures that a holder tenders to us for repurchase;

•	raise substantial additional capital in order to fund operations;

•	obtain and maintain all necessary patents, licenses and other intellectual property rights;

•	demonstrate the safety and efficacy of product candidates at each stage of development;

•	perform required regulatory close-out activities for our clinical programs for bicifadine, our novel analgesic;

•	meet our development schedule for our product candidates, including with respect to clinical trial initiation, enrollment and completion;

•	meet applicable regulatory standards and receive required regulatory approvals on our anticipated time schedule or at all;

•	meet or require our partners to meet obligations and achieve milestones under our license and other agreements;

•	obtain and maintain collaborations as required with pharmaceutical partners;

•	obtain substantial additional funds; and

•	produce drug candidates in commercial quantities at reasonable costs and compete successfully against other products and companies.

You should also refer to the risks discussed in our other filings with the Securities and Exchange Commission including those contained in our annual report on Form 10-K filed on March 15, 2006 and our quarterly report on Form 10-Q filed on November 9, 2006.  We qualify all our forward-looking statements by these cautionary statements.  Readers should not place undue reliance on our forward-looking statements.  We do not undertake any obligation and do not intend to update any forward-looking statement.

150 Pierce Street, Somerset, NJ 08873 (732) 907-3600; (732) 907-3799-fax